UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market December | 2023

Azul is included in B3’s Corporate Sustainability Index (ISE B3) for Third Consecutive Year

Being part of the index reinforces Azul’s commitment to improve and develop environmental, social, and governance aspects, generating sustainable results for all stakeholders

São Paulo, December 4th, 2023 – Azul S.A., “Azul” or the “Company”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flights and cities served, informs that it has been once more included in the Corporate Sustainability Index of the B3 Stock Exchange (“ISE B3”), maintaining a “B” score on CDP.

The 19th ISE B3 portfolio includes 78 companies from 36 sectors, with Azul once again as the only airline, which highlights its engagement and commitment to environmental initiatives and climate change.

Created in 2005 by B3, ISE reflects the return on a portfolio composed of stocks from companies with the best performance in different dimensions that measure corporate sustainability. It is a tool for comparative analysis of the performance of the companies listed on B3 regarding corporate sustainability.

“This achievement reinforces our commitment to be the best airline in the world and for the world. We are very proud to, once again, be part of the ISE B3 index as a recognition of our focus to bring people, communities, and companies together and to do our part to support Brazil’s development,” says Alex Malfitani, Azul´s CFO.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flights and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 180 aircraft and more than 14,000 Crewmembers, the Company has a network of 300 non-stop routes as of September 2023. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    December 4, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer